As filed with the Securities and Exchange Commission on November 9, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CafePress Inc.

(Name of Subject Company (Issuer))

Snapfish Merger Sub, Inc.

A wholly owned subsidiary of

Snapfish, LLC

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Snapfish Merger Sub, Inc.

Snapfish, LLC

10501 Rhode Island Ave.

Beltsville, MD 20705

Attention: Jeffrey Sim

Tel: (301) 595-5651

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard Gale

Jeffrey E. Jordan

Arent Fox LLP LLP

1717 K Street, NW

Washington, DC 20006

(202) 857-6473

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$26,689,340.20	$3,234.75

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 17,157,467 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc. (excluding restricted shares which are addressed in clause (ii)) multiplied by $1.48 and (iii) 875,871 Shares issuable pursuant to outstanding restricted stock units, performance-based restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $1.48. The calculation of the filing fee is based on information provided by CafePress Inc. as of October 11, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,234.75	Filing Party: Snapfish, LLC and Snapfish Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 12, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Snapfish Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Snapfish, LLC, a California limited liability company (“Parent”), with the Commission on October 12, 2018 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and Parent to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of CafePress Inc., a Delaware corporation (“CafePress”), at a price of $1.48 per Share, net to the seller in cash, without interest but subject to any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent.

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

Items 1 through 9 and Item 11.

At midnight, New York City time, at the end of November 8, 2018, the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 14,235,152 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 82.9% of the Shares outstanding as of the expiration of the Offer. The Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 90,620 Shares, representing approximately 0.5% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of the CafePress stockholders. On November 9, 2018, Purchaser effected the Merger pursuant to which Purchaser merged with and into CafePress with CafePress as the surviving corporation and a wholly-owned subsidiary of Parent. At the Merger Effective Time, each issued and outstanding Share, other than Shares outstanding immediately prior to the Effective Time beneficially owned by CafePress, Parent, Purchaser or any other subsidiary of Parent, or by stockholders who have validly exercised their appraisal rights under the DGCL, was canceled and converted into the right to receive $1.48, without interest but subject to any required withholding taxes, and payable to the holder thereof on the terms and subject to the conditions set forth in the Merger Agreement.

As a consequence of the Merger, the Shares will no longer be listed on Nasdaq, and Parent and Purchaser have taken steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CafePress’ reporting obligations under the Exchange Act as promptly as practicable.

On November 9, 2018, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)*	Press Release of Snapfish, LLC on November 9, 2018.

* Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2018

SNAPFISH, LLC

By:	/s/ Jasbir Patel
Name:	Jasbir Patel
Title:	Chief Executive Officer and President

SNAPFISH MERGER SUB, INC.

By:	/s/ Jeffrey Sim
Name:	Jeffrey Sim
Title:	Chief Financial Officer

(a)(1)(A)	Offer to Purchase, dated October 12, 2018*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Summary Advertisement, published October 12, 2018 in The New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated September 28, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(a)(5)(B)	Complaint filed by Stephen Bushansky against CafePress Inc., et al. (filed October 17, 2018), No. 1:18-cv-01607-UNA (D. Del.)*

(a)(5)(C)	Complaint filed by Adam Franchi against CafePress Inc., et al. (filed October 18, 2018), No. 1:18-cv-01620-UNA (D. Del.)*

(a)(5)(D)	Complaint filed by Henri Beck against CafePress Inc., et al. (filed October 29, 2018), No. 1:18-cv-01694-UNA (D. Del.)*

(a)(5)(E)	Press Release of Snapfish, LLC on November 9, 2018.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2018, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(d)(2)	Form of Support Agreement, dated as of September 28, 2018 among Parent, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(d)(3)	Confidentiality Agreement, dated as of April 5, 2018, between the Company and District Photo, Inc.*

(d)(4)	Reciprocal Confidentiality Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.*

(d)(5)	Exclusivity Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously filed.